June 9, 2005

BY EDGAR AND HAND DELIVERY

Mr. Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20579-0406

Re:            GTSI Corp.’s Form 10-K for the Fiscal Year
Ended December 31, 2004, File No. 000-19394

Dear Mr. Wilson:

On behalf of GTSI Corp. (“GTSI”), we are hereby requesting an extension until June 30, 2005 for GTSI to respond to the comments of the Commission’s staff set forth in your letter dated June 3, 2005 regarding GTSI’s annual report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-19394) filed with the Commission on March 16, 2005.  This request is being made to enable GTSI and its independent auditors to respond completely to the staff’s above referenced comments.

If you have any questions concerning this matter please contact the undersigned at 703-502-2199.

Sincerely,

/s/ Thomas A. Mutryn
Thomas A. Mutryn, Senior Vice President
and Chief Financial Officer